SAFEWAY INC. HAS REQUESTED CONFIDENTIAL TREATMENT FOR PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R § 200.83

This letter omits confidential information that was delivered separately to the Division of Corporation Finance. The omissions are denoted with three asterisks (***).

July 8, 2011

Andrew D. Mew

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Safeway Inc.
Form 10-K for the Fiscal Year Ended January 1, 2011 (the “2010 Form 10-K”) filed February 28, 2011
Definitive Proxy Statement on Schedule 14A filed April 1, 2011
Form 10-Q for the quarterly period ended March 26, 2011 (the “First Quarter 2011 Form 10-Q”) filed May 3, 2011
File No. 1-00041

Dear Mr. Mew:

We are responding to the Staff’s comment letter to Safeway Inc. (the “Company” or “Safeway”) dated June 29, 2011.

The Staff’s comments are set forth below in italics, followed by our response to each comment.

Form 10-K for the fiscal year ended January 1, 2011

Note J: Taxes on Income, page 55

1.	We note your response to our prior comment four. You state the minutes of the December 7, 2010 Board meeting indicate that the Board did not reach any conclusions and management did not request any conclusions regarding the future use of Canadian cash or the authorization of a Canadian dividend. Please tell us if 1) the Board considered repatriating any undistributed earnings in the foreseeable future; and 2) if the Board contemplated or discussed the pending $600 million repayment of debt using proceeds from a Canadian dividend. Refer to your Item 2.02 Form 8-K dated March 8, 2011. Lastly, provide to us a copy of the December 7, 2010 Board minutes.

Company Response:

The minutes of the December 7, 2010 Board meeting are attached as Exhibit A to this letter. We have also provided in Exhibit B to this letter the minutes of the March 4, 2011 meeting of the Board of Directors at which the Board approved the payment of the Canadian dividend.

Confidential Treatment Requested by Safeway Inc.

The discussion of the potential Canadian dividend from pages 4 and 5 of the December 7, 2010 Board minutes is as follows:

“Mr. Edwards [Executive Vice President and Chief Financial Officer] reported that the Company is evaluating a tax-advantaged way to repatriate cash that has built up in Canada, and he reviewed a potential dividend from Canada to the U.S. in 2011. Mr. Bond [Senior Vice President, Finance and Control] reviewed the repatriation taxes that would be owed by the Company based upon the amount of the dividend. Mr. Edwards then reviewed the sources for the Canadian dividend and the proposed uses of the dividend, as well as the estimated dilution/accretion on 2011 and 2012 EPS and the return on investment. Next, Mr. Edwards reviewed the potential timing for stock repurchases. Ms. Plaisance [Senior Vice President, Finance and Investor Relations] reviewed the timing of events for the potential Canadian dividend.”

The minutes from the December 7, 2010 meeting indicate that management discussed the possibility of repatriation of Canadian earnings with the Board, but that no conclusion was reached. Although the possibility of a Canadian dividend was discussed with the Board on December 7, 2010, management still considered the earnings of its Canadian subsidiary to be indefinitely reinvested at year-end 2010 for the following reasons:

•

Canada Safeway’s cash was not needed to fund U.S. operations. While Safeway did have $500 million of debt maturing in March 2011, management anticipated funding that $500 million through the issuance of new U.S. debt (as the Company had done with the maturities of $500 million of debt in both August 2009 and August 2010) or through the issuance of commercial paper. At the December 7, 2010 meeting, the Board authorized the issuance of up to $500 million of debt under the Company’s shelf registration statement (see Exhibit C to those minutes). As indicated in our letter to the Staff dated June 17, 2011, over the last five fiscal years Safeway repurchased $2.4 billion of common stock, paid $661 million of dividends and reduced U.S. debt by $1.2 billion, entirely with domestic cash flow.

•

At year-end 2010, management believed that the tax cost of repatriating Canadian earnings was too high and that prospects for legislative relief that would reduce the tax costs were uncertain. However, during the first quarter of 2011, Safeway finalized a tax strategy, involving its Mexican equity affiliate, to reduce the overall incremental tax cost to an acceptable level. This strategy was finalized in early March 2011.

•

At year-end 2010, the Board had not yet authorized a dividend as required by Safeway’s Certificate of Incorporation. Board authorization was granted at the March 4, 2011 meeting of the Board of Directors.

The December 7, 2010 minutes indicate that Mr. Edwards reviewed proposed uses of the potential Canadian dividend with the Board. One of the potential uses of a dividend was the repayment of U.S. debt. Also, as indicated in the press release furnished with the Form 8-K dated March 8, 2011, one of the uses of the Canadian dividend approved by the Board on March 4, 2011 was the repayment of $600 million of U.S. debt.

It would have been unusual if a discussion of a potential Canadian dividend with the Board did not include the possible uses of that dividend, and the most obvious use of such a dividend would be the repayment of U.S. debt. However, the repayment of the U.S. debt was in no way dependent on the Canadian dividend. Safeway had the ability to repay the $500 million debt maturing in March, 2011 through the issuance of new U.S. debt (as we did with the maturities of $500 million of debt in both August 2009 and August 2010), through the issuance of commercial paper, or by drawing down on our $1.6 billion bank credit agreement. Additionally, as indicated above, at the December 7, 2010 meeting, the Board authorized the issuance of up to $500 million of debt under the Company’s shelf registration statement for the purpose of repaying the $500 million debt maturing in March, 2011 (see Exhibit C to those minutes).

Confidential Treatment Requested by Safeway Inc.

Form 10-Q for the quarterly period ended March 26, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Income Tax Expense, page 15

2.	We note your response to prior comment two. You state you currently anticipate that you may repatriate future Canadian earnings and, accordingly, will provide deferred taxes on those earnings. Please include disclosure in your next quarterly report clarifying your intention to repatriate, if true, only future earnings, that you have provided deferred taxes on the earnings in the current period, and the amount of undistributed earnings remaining considered permanently reinvested.

Company’s Response:

As requested, our Quarterly Report on Form 10-Q for the second quarter of 2011 will include a disclosure similar to the following (we are still finalizing the specific disclosure):

Safeway anticipates that it may repatriate future Canadian earnings to the United States. Therefore, Safeway will accrue repatriation taxes on its Canadian earnings effective as of the second quarter of 2011. For the second quarter of 2011, Safeway accrued deferred taxes in the amount of $X.X million. Safeway has not provided taxes on $X.X million of previously undistributed foreign earnings which it considers indefinitely reinvested.

*******

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (925) 467-3628 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Dennis J. Dunne

Dennis J. Dunne
Vice President
Corporate Accounting

Confidential Treatment Requested by Safeway Inc.

Exhibit A

MINUTES OF A MEETING OF

THE BOARD OF DIRECTORS

OF

SAFEWAY INC.

HELD ON DECEMBER 7, 2010

[***]

Confidential Treatment Requested by Safeway Inc.

Exhibit B

MINUTES OF A MEETING OF

THE BOARD OF DIRECTORS

OF

SAFEWAY INC.

HELD ON MARCH 4, 2011

[***]

Confidential Treatment Requested by Safeway Inc.